May 31, 2007

Mail Stop 4561

Mr. Patrick Flynn
President
Blue Ridge Real Estate Company
Route 940 and Moseywood Road
Blakeslee, PA 18610

> **Re: Blue Ridge Real Estate Company**
> **Big Boulder Corporation**
> **Form 10-K for the year ended October 31, 2006**
> **Form 10-Q for the quarter ended January 31, 2007**
> **Filed 1/29/07**
> **File No. 0-2844/0-2843**

Dear Mr. Flynn:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13.1

Selected Financial Data, page 1

1.   Please revise the combined summary of selected financial data in future filings to include income (loss) from continuing operations and income (loss) from continuing operations per common share.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

Recent Developments, page 6

2.   We note that you have acquired at least two properties that are significant at the 10% level, but it does not appear that financial statements of the acquirees have been provided. Please file on Form 8-K the financial statements required by Rule 3-14 of Regulation S-X for the acquisitions that occurred on August 18th and October 31st, in addition to any other recent acquisitions which are significant at the 10% level.

Qualitative and Quantitative Disclosures About Market Risk, page 14

3.   Revise to quantify the interest rate risk associated with your variable rate debt using one of the alternatives in Item 305 of Regulation S-K or disclose that such interest rate risk is immaterial.

Combined Statements of Operations, page 18

4.   Please revise EPS data in future filings to include a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations. Refer to paragraph 40(a) of SFAS 128.

5.   In future filings, please present any pro forma supplementary data in a corresponding note to the financial statements. It is not appropriate to present the pro forma information on the face of the historical statement of operations.

Notes to Combined Financial Statements, page 21

6.   In future filings please include a note that provides detail for the balance of Land and land development costs as well as Land held for investment, principally unimproved, and describe any significant changes in these asset groups. In addition, please include the above information in your response.

Note1. Summary of Significant Accounting Policies, page 21

Disposition of Land and Resort Homes, page 21

7.   Please expand upon your disclosure to describe specifically how you determine whether or not to recognize real estate sales under the full accrual method and how you account for these sales when the full accrual method is not appropriate.

<u>Land and Land Development Costs, page 22</u>

8.   Please advise us and disclose in future filings how you determined that it is appropriate to recognize revenue upon signing of closing documents. Specifically tell us what consideration you gave to paragraph 5 of SFAS 66.

<u>Note 2. Change in Accounting Principle, page 26</u>

9.   Please tell us the accounting guidance that you followed for operating costs related to your ski operations before and after your change in accounting principle. In your response please refer to the applicable accounting literature.

<u>Note 3. Discontinued Operations, page 26</u>

10.   It does not appear that your ski operations should be classified as a discontinued operation because you are still receiving cash flows related to the component as a result of your lease agreement with JFBB Ski Areas, Inc. Refer to paragraph 42 of SFAS 144. Please revise to present the ski operations within (loss) income from continuing operations.

11.   Please advise us why you have not presented the activities of Splatter Paintball, Fern Ridge Campground and Traxx Motocross Park as discontinued operations. We note from your disclosure on page 32 that these three facilities were closed in fiscal 2005 and 2004.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief